

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Samir N. Masri
President, Secretary, Chief Financial Officer and Director
Fern Holdings Corp.
175 Great Neck Road, Suite 403
Great Neck, NY 11021

Re: Fern Holdings Corp.
Registration Statement on Form 10
Filed February 8, 2013
File No. 000-54897

Dear Mr. Masri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Explanatory Note

2.   Because the filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

Forward Looking Statements

3.   Please remove your reference to your "Risk Factors" in the fourth sentence as you do not include any risk factors in your document.

Item 1. Business

Business Development, page 1

4.   Please reconcile your disclosure in the second sentence that you have "made no efforts to identify a possible business combination" with the second paragraph in the immediately following section where you state that operations since inception have included efforts to locate acquisition candidates and that you will continue such efforts.

Business of Issuer, page 1

5.   You disclose in the second paragraph that you have not conducted operations "except for [your] efforts to locate suitable acquisition candidates." Please expand to specify what those efforts entail.

6.   Please clarify your disclosure in the third paragraph in this section that you have "no agreements in effect" to advance funds in light of your disclosure of the promissory note issued to NLBDIT 2010 Enterprises in the last paragraph on page 4.

7.   Please expand the discussion in the first paragraph on page 3 to disclose any conflicts surrounding acquisitions that have arisen between the other entities and how those were

or are in the process of being resolved in light of your lack of procedures for resolving such conflicts and existing fiduciary duties.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

8.   You disclose in the last paragraph on page 4 the October 15, 2012 promissory note issued to NLBDIT 2010 Enterprises. Please state, if true, that NBLDIT has no obligation to advance any money to you and disclose the reason for entering into the promissory note. Finally, file a signed and dated copy of the promissory note in exhibit 4.1.

Item 10. Recent Sales of Unregistered Securities, page 10

9.   Please disclose the facts relied upon for to make the Securities Act Section 4(2) exemption available. Refer to Item 701(d) of Regulation S-K.

Item 15. Financial Statements and Exhibits

Exhibit 10.1

10.   This exhibit includes blanks and is unsigned. Please file a completed copy.

Consolidated Financial Statements

Note 3. Going Concern, page F-7

11.   You disclose that the ability of the company to continue as a going concern is dependent upon management's plan to find a suitable acquisition or merger candidate, raise additional capital from the sales of stock, and receive loans from its stockholder. Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing the mitigating factors and management's plan regarding sales of stock and loans from its stockholder, including any current commitments. Such disclosure should also disclose the amount of minimum additional funding necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        David N. Feldman, Esq.
        Richardson & Patel, LLP